

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2010

Mr. Scott C. Butera
Chief Executive Officer and President
Tropicana Entertainment Inc.
3930 Howard Hughes Parkway, 4th Floor
Las Vegas, NV 89169

> **Re:** **Tropicana Entertainment Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed January 25, 2010**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q/A for the Quarter Ended March 31, 2010**
> **Filed August 20, 2010**
> **File No. 000-53831**

Dear. Mr. Butera:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Sonia Barros
Special Counsel